UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure:
AngloGold Ashanti Outlines Transformation of South Africa Mining Industry

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
31 March, 2015
NEWS RELEASE
AngloGold Ashanti Outlines Transformation of South Africa Mining Industry
AngloGold Ashanti notes the media release by the Department of Mineral Resources (DMR) today on the state of transformation in South Africa’s mining sector. The company fully supports the transformation objectives enshrined in the Mineral and Petroleum Resources Development Act (MPRDA) and has taken meaningful steps to give effect to them.
Companies in South Africa’s mining industry had to comply with the targets set in the Mining Charter (Charter) by last year. The Charter governed a range of pillars of transformation, including ownership, human resources development, procurement and enterprise development, improvement of employees’ housing and living conditions, mine community development, and sustainable development and growth of host communities.
This year, a template was designed by the DMR and companies were required to make inputs needed to provide information to assess their success in achieving the key elements of the Charter. AngloGold Ashanti completed the template and scored well against each of the pillars of the Charter, in most cases exceeding its targets as outlined below.
• Ownership: 26.8% (26% target)
• Human resources development: 6.59% (5% target)
• Employment equity: 55.6% board representation, 42.9% top management, 40% senior management, 49.3%
middle management, 57.4% junior management and 52.6% core skills (All versus 40% target)
• Procurement and enterprise development: capital goods 53% (40% target); services 73% (70% target);
consumable goods 67% (50% target)
• Housing and living conditions: Conversion of residences to single rooms – 100% completed; family units 100%   completed
• Mine community development: West Wits and Vaal River Social and Labour plans approved by DMR
• Sustainable development and growth:
-
DMR approved a revised Environmental Management Programme (EMP) for both West Wits and Vaal
River in 2012. Formal environmental performance assessments were conducted and submitted to the DMR in 2014.
-
Annual Health and Safety Targets: 95.8% as at the end of 2014 – reported annually
AngloGold Ashanti is of the view that is has complied with the Charter. AngloGold Ashanti understands that the DMR and the Chamber of Mines will ask a court to determine whether black economic empowerment (BEE) ownership transactions concluded after 2004, where the BEE ownership level has fallen due to the relevant BEE shareholders selling down their interest, should be included in the calculation of progress made against ownership targets. While transactions comprising the majority of AngloGold Ashanti’s BEE ownership credit (20.8%) took place before 2004, and thus are not contested, we welcome the use of the court to provide clarity in respect of transactions completed after
2004. AngloGold Ashanti’s own reading of the legislation at the time each of its BEE transactions took place is that they qualified for recognition. The award of New Order Mining Rights by the DMR, which explicitly refer to these transactions, supports this point. AngloGold Ashanti is accordingly of the view that it has complied with the ownership requirements of the Charter.
“The progress made by AngloGold Ashanti and by the industry at large, provides a beacon for transformation to South
Africa as a whole,” Srinivasan Venkatakrishnan, AngloGold Ashanti Chief Executive Officer said. “The cooperative approach between the industry and the DMR in seeking clarity on the status of BEE ownership transactions post-2004 will provide regulatory certainty that the industry needs to attract inward investment.”
“The Chamber and its members have invested significantly in transforming the sector as agreed in the Mining Charter process that started in 2002,” the Chamber of Mines said. “It is our view that the transformational change has been both profound and substantial, and that the process towards normalizing the country’s economic landscape is now irreversible.”
ENDS
31 March 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2015
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:   Group General Counsel and Company
Secretary